UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC File Number 001-35232

NOTIFICATION OF LATE FILING	CUSIP Number 930427109

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

WageWorks, Inc.

Full Name of Registrant

Former Name if Applicable

1100 Park Place, 4th Floor

Address of Principal Executive Office (Street and Number)

San Mateo, California 94403

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

WageWorks, Inc. (the “Company”) is unable to file its quarterly report on Form 10-Q for the quarter ended June 30, 2018 within the prescribed time period without unreasonable effort or expense.

The Company has not yet completed its final determination and review of its financial statements and internal controls over financial reporting for the fiscal year ended December 31, 2017. As previously announced, Company’s Board of Directors (the “Board”) concluded that certain financial statements for periods in 2016 and 2017 should be restated and should no longer be relied upon. The determination was made upon the recommendation of the audit committee (the “Audit Committee”) of the Board, as a result of its independent investigation of the Company’s accounting practices, financial statement reporting and internal control over financial reporting for fiscal 2016 and 2017, and after consultation with the Company’s independent auditors and management team. As part of the restatement process, the Company is continuing to assess the adjustments to its financial statements.

Additionally, the Company expects to report material weaknesses in its internal control over financial reporting as of December 31, 2017 related to managing change and assessing risk in the areas of non-routine and complex transactions, tone at the top, and commitment to competencies in the areas of non-routine and complex transactions. As a result of the material weaknesses, the Board, upon recommendation of the Audit Committee, concluded that the Company’s internal control over financial reporting and disclosure controls and procedures were ineffective as of December 31, 2017.

While the Audit Committee has concluded its investigation, it may ultimately identify other accounting issues, further material weaknesses, and/or require the restatement of other Company financial statements for previous periods.

As a result of these events and related matters, as previously disclosed, the Company has experienced a delay in the completion of its financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations and other related components of the Second Quarter Quarterly Report and does not currently expect to file its quarterly report on Form 10-Q by the prescribed due date allowed pursuant to Rule 12b-25. The Company is working to complete the preparation of its financial statements for the fiscal quarter ended June 30, 2018, the fiscal quarter ended March 31, 2018, as well as its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, including the restated 2016 financial statements, as soon as practicable.

The Company presented a compliance plan to the New York Stock Exchange (“NYSE”) on July 23, 2018 and requested an additional 6-month extension period for continued listing of its common stock on the NYSE through March 19, 2019 (“Additional Cure Period”) in order for it to complete and file its Form 10-K for the year ended December 31, 2017, including the restatement of the Company’s financial statements for (i) the quarterly and year-to-date periods ended June 30 and September 30, 2016, (ii) the year ended December 31, 2016 and (iii) the quarterly and year-to-date periods ended March 31, June 30 and September 30, 2017; Form 10-Q for the quarter ended March 31, 2018; Form 10-Q for the quarter ended June 30, 2018 and any subsequent delinquent SEC quarterly filings and regain compliance with the NYSE’s continued listing requirements under the timely filing criteria outlined in Section 802.01E of the NYSE Listed Company Manual.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ismail Dawood	(650)	577-5200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☐    No  ☒

The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 have not yet been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WageWorks, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2018	By:	/s/ Ismail Dawood
	Name:	Ismail Dawood
	Title:	Chief Financial Officer